Exhibit 12.1

Beazer Homes USA, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

						Six Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
($ in thousands)						unaudited
Earnings
Loss before income taxes from continuing operations	(181,781)	(147,925)	(196,818)	(175,970)	(35,653)	(38,646)	(12,186)
Plus: Fixed charges	137,533	130,760	134,490	126,892	116,720	58,323	65,762
Less: Capitalized interest	(50,451)	(53,102)	(57,378)	(53,444)	(55,618)	(25,138)	(34,208)
Add: Interest amortized to COS	54,714	52,243	46,382	60,952	41,246	17,827	14,514
Add: Interest impaired to COS	3,376	2,313	1,907	275	—	—	—

Earnings available for fixed charges	(36,609)	(15,711)	(71,417)	(41,295)	66,695	12,366	33,882

Fixed Charges	137,533	130,760	134,490	126,892	116,720	58,323	65,762
Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )	0.6x	0.2x	0.5x

(a)	Earnings for the fiscal years ended September 30, 2009, 2010, 2011 and 2012 were insufficient to cover fixed charges by $37 million, $16 million, $71 million, and $41 million, respectively.